

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2020

Brian Doxtator
Chief Executive Officer
Commonwealth Thoroughbreds LLC
1450 North Broadway
Lexington, KY
40505

      Re: Commonwealth Thoroughbreds LLC
          Post Effective Amendment No. 1 to
          Offering Statement on Form 1-A
          Filed April 8, 2020
          File No. 024-11130

Dear Mr. Doxtator:

We have reviewed your amendment and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Alan K. MacDonald